February 5, 2018

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Tom Kluck

Division of Corporation Finance

Re:	Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
(ProShares Trust II; Filed February 1, 2018; File No. 333-220688)

Dear Mr. Kluck:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on or about 4:00 p.m., Eastern Time, on Tuesday, February 6, 2018, or as soon thereafter as reasonably practicable.

If the Staff has any questions regarding this request, please contact Robert J. Borzone, Jr. at (240) 497-6578 or me at (240) 497-6579.

Thank you for your time and attention to this matter.

Very truly yours,

By:	/s/ Richard F. Morris
Richard F. Morris General Counsel